UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Westway Group, Inc. (formerly Shermen WSC Acquisition Corp.)
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
96169B100
(CUSIP Number)
David M. Knott
485 Underhill Boulevard, Suite 205
Syosset, New York 11791
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 9, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	96169B100

1	NAMES OF REPORTING PERSONS David M. Knott

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		2,808,439

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		71,872

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,880,311

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,880,311

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	96169B100

1	NAMES OF REPORTING PERSONS Dorset Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	7	SOLE VOTING POWER

NUMBER OF		2,808,439

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		71,872

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,880,311

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,880,311

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	96169B100

1	NAMES OF REPORTING PERSONS Knott Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New Jersey

	7	SOLE VOTING POWER

NUMBER OF		1,291,643

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,291,643

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,291,643

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	96169B100

1	NAMES OF REPORTING PERSONS Knott Partners Offshore Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		886,928

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		886,928

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

886,928

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

The Schedule 13D filed by Mr. David M. Knott, Dorset Management Corporation (“DMC”), Knott Partners, L.P. (“Knott Partners”), and Knott Partners Offshore Master Fund, L.P. (“Knott Offshore”) on October 2, 2009 (the “Schedule 13D”), relating to shares of the Class A Common Stock of Westway Group, Inc. (formerly Sherman WSC Acquisition Corp.) (the “Issuer”) is hereby amended as set forth below by this Amendment No. 1 to the Schedule 13D (“Amendment No. 1”).
Mr. Knott is the managing member of Knott Partners Management, LLC (“Knott Management”), that is the sole General Partner of Shoshone Partners, L.P. (“Shoshone”), Mulsanne Partners, L.P. (“Mulsanne”), and Knott Offshore, and managing general partner of Knott Partners (collectively, Knott Partners, Shoshone, Mulsanne and Knott Offshore are hereinafter referred to as the “Partnerships”).
Mr. Knott is also the sole shareholder, Director and President of DMC, which provides investment management services to the Partnerships and a limited number of other foreign and domestic individuals and entities (collectively, the “Managed Accounts”). Collectively, DMC, Mr. Knott, Knott Partners and Knott Offshore are hereinafter referred to as the “Reporting Persons.”
Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
On September 9, 2010, Knott Partners sent a letter (the “Letter”) to the Board of Directors of the Issuer (the “Board”) expressing its belief that the Board has breached its fiduciary duty to stockholders by extending the expiration dates of certain warrants to two members of the Board (the “Extension”) without also offering the Extension to any other warrant holders. The Letter poses certain questions to the Board regarding the Extension, including the disclosure of the Extension to the Issuer’s stockholders, the vote of former Board member Mr. Peter Harding regarding the Extension, Mr. Harding’s sudden unexpected departure from the Board, and the overall corporate governance practices of the Issuer.
In addition to raising concerns regarding the Board’s breach of its fiduciary duty, the Letter also makes several suggestions to the Board. These suggestions include the removal of Mr. Francis Jenkins as Chairman of the Board, the addition of several new and independent directors to the Board who will act in the best interest of all stockholders, and the adoption of a policy that would require any directors who have a special interest in a matter before the Board to recuse themselves and abstain from lobbying other members of the Board to vote for their position.
The Reporting Persons may discuss the Letter and the suggestions contained therein with the Board or its members, management of the Issuer, shareholders and/or other third parties.
Except as set forth herein, the Reporting Persons currently do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) Pursuant to Rule 13d-3, Mr. Knott and DMC may be deemed to own beneficially 2,880,311 shares of Class A Common Stock of the Issuer (the “Class A Common Stock”), which represents approximately 20.6% of all outstanding shares of Class A Common Stock. Knott Partners directly beneficially owns 1,291,643 shares of Class A Common Stock, which represents approximately 9.3% of the outstanding shares of Class A Common Stock. Knott Offshore directly beneficially owns 886,928 shares of Class A Common Stock, which represents approximately 6.4% of the outstanding shares of Class A Common Stock. None of the other individual Partnerships or Managed Accounts owns a number of shares of Class A Common Stock equal to or greater than 5% of such total Class A Common Stock outstanding.

(b) Mr. Knott individually has the sole power to vote 2,808,439 shares of Class A Common Stock and dispose of 2,880,311 shares of Class A Common Stock held in the Partnerships’ accounts and the Managed Accounts. As President of DMC, Mr. Knott shares with certain of DMC’s clients the power to vote that portion of 71,872 shares of Class A Common Stock held in their respective accounts.
None of the Partnerships or Managed Accounts (except through Mr. Knott) either holds or shares with any person the power to vote or to dispose of the Company’s Class A Common Stock.
(c) The Reporting Persons have not acquired or disposed of any shares of the Company’s Class A Common Stock during the past 60 days.
(d) The Partnerships and Managed Accounts have the right to receive dividends and proceeds from the sale of the shares of Class A Common Stock that may be deemed to be beneficially owned by the Reporting Persons. No individual person or entity has such right with regard to greater than five percent of the Class A Common Stock.
(e) Not applicable.
The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

Item 7.	Materials to be Filed as Exhibits

Exhibit	Description

99.2	Joint Filing Agreement dated September 20, 2010 by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: September 20, 2010

/s/ David M. Knott
David M. Knott

Dated: September 20, 2010	Dorset Management Corporation
	By:	/s/ David M. Knott
	Name:	David M. Knott
	Title:	President

Dated: September 20, 2010	Knott Partners, L.P.
	By:	Knott Partners Management, LLC, its managing general partner

	By:	/s/ David M. Knott
	Name:	David M. Knott
	Title:	Managing Member

Dated: September 20, 2010	Knott Partners Offshore Master Fund, L.P.
	By:	Knott Partners Management, LLC, its sole general partner

	By:	/s/ David M. Knott
	Name:	David M. Knott
	Title:	Managing Member